VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

June 4, 2024

VIA EDGAR

Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Partners, Inc., Registration Statement on Form N-14 (File No. 333-278898)
Voya Investors Trust, Registration Statement on Form N-14 (File No. 333-278899)

Dear Ms. Hahn and Ms. Pumphrey:

This letter responds to comments of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") provided orally by Ms. Hahn and, separately, by Ms. Pumphrey, each on May 21, 2024, and by Ms. Pumphrey on May 23, 2024, regarding the above-referenced Registration Statements of Voya Partners, Inc. and Voya Investors Trust (collectively, the "Registrant") on Form N-14 (collectively, the "Registration Statement"), filed on April 24, 2024, pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of each Target Portfolio by the corresponding Acquiring Portfolio, in exchange for shares of the Acquiring Portfolio, as noted in the table below (each, a "Reorganization" and collectively, the "Reorganizations"). For convenience of reference, the Staff's comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Acquisition of the Assets of:	By and in Exchange for Shares of:
Voya Balanced Portfolio	Voya Balanced Income Portfolio
(A series of Voya Balanced Portfolio, Inc.)	(A series of Voya Investors Trust)
Voya Solution Moderately Conservative Portfolio
(A series of Voya Partners, Inc.)	Voya Solution Conservative Portfolio
Voya Strategic Allocation Conservative Portfolio	(A series of Voya Partners, Inc.)
(A series of Voya Strategic Allocation Portfolios, Inc.)
Voya Strategic Allocation Growth Portfolio	Voya Solution Aggressive Portfolio
(A series of Voya Strategic Allocation Portfolios, Inc.)	(A series of Voya Partners, Inc.)
(each, a "Target Portfolio" and collectively, the "Target	(each, an "Acquiring Portfolio"
Portfolios")	and collectively, the "Acquiring Portfolios")
Disclosure Comments

1.Comment: In the Q&A section, under "How will the Reorganizations Impact Fees and Expenses?" consider including the Portfolios' total net expense ratios in a chart rather than relying on a narrative description that points shareholders to a later section in the Information Statement/Prospectus.

Response: The Registrant believes that the referenced disclosure in the Q&A section is a helpful summary of information that is presented in more detail later in the Information Statement/Prospectus. The Registrant also notes that there is explanatory disclosure accompanying the fee tables and net expense ratios in the later section of the Information Statement/Prospectus that is important to understanding that information. The Registrant therefore declines to make the requested change.

Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

June 4, 2024

Page | 2

2.Comment: In the Q&A section, under "What are the Costs Associated with the Reorganizations?" please briefly explain who will bear the costs of the Reorganizations. In the event that Target Portfolio shareholders will bear reorganization costs, where no shareholder vote is being taken in reliance on Rule 17a-8 under the Investment Company Act of 1940, please explain how such conclusion is consistent with the Janus Aspen Series No-Action Letter (April 10, 2008) (the "Janus Letter").

Response: Based on conversations with the Staff, although the Registrant does not agree with the Staff's interpretation of the Janus Letter, the Registrant has revised the disclosure in the Registration Statement to reflect that the Investment Adviser (or an affiliate) has agreed to bear the expenses incurred in entering into and carrying out the terms and conditions of each Reorganization. Such expenses shall include (without limitation) the costs associated with the preparation of necessary filings with the U.S. Securities and Exchange Commission, the printing and distribution of the Information Statement/Prospectus and related materials, legal fees, accounting fees, and securities registration fees.

3.Comment: Under "Information About the Reorganizations – Board Considerations," please clarify whether the Board considered any factors that weighed against the Reorganizations. The Staff notes that one of the factors cited as being considered by the Board for each Reorganization is the Investment Adviser's proposal regarding which costs of the Reorganization would be borne by Target Portfolio shareholders and which would be borne by the Investment Adviser; consider whether those statements should be revised in light of the Staff's comment above regarding who will bear the costs of the Reorganizations.

Response: The Registrant notes that the following disclosure is included under "Has the Board

Approved the Reorganizations" in the Q&A section: "The Board considered information regarding any potential adverse impact to shareholders as a result of the Reorganizations." The Registrant respectfully submits that the disclosure in the "Board Considerations" section accurately reflects the factors that were considered by the Board in evaluating the Reorganizations at the time the proposals were presented to the Board, and therefore does not believe the referenced statements should be revised.

4.Comment: Under "Information About the Reorganizations – Expenses of the Reorganizations," the disclosure reflects the amounts that the Portfolios will pay, but the actual costs of the Reorganizations are higher. Please clarify that the Investment Adviser will pay any costs of the Reorganizations beyond what Portfolios are paying.

Response: The Registrant has revised this section to reflect that the Investment Adviser (or an affiliate) has agreed to bear the expenses incurred in entering into and carrying out the terms and conditions of each Reorganization. Such expenses shall include (without limitation) the costs associated with the preparation of necessary filings with the U.S. Securities and Exchange Commission, the printing and distribution of the Information Statement/Prospectus and related materials, legal fees, accounting fees, and securities registration fees.

5.Comment: Under "Information About the Reorganizations – Portfolio Transitioning," if a Target Portfolio will be paying any transitioning costs, please make that explicit.

Response: The Registrant has revised the disclosure in response to this comment as follows:

The explicit transition costs include brokerage commissions, fees, and taxes, and will be paid by the Target Portfolios.

Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

June 4, 2024

Page | 3

6.Comment: Under "Comparison of the Portfolios," please briefly highlight any material differences in the principal strategies and risks of a Target Portfolio and the corresponding Acquiring Portfolio in the narrative disclosure above the tables comparing the Portfolios' principal strategies and risks. If there are no material differences, please state that. In addition, please clarify whether each Target Portfolio shares the same risk return profile as the corresponding Acquiring Portfolio.

Response: The Registrant notes that the Registration Statement compares the investment objectives and policies of the Target and Acquiring Portfolios for each Reorganization, as well as highlights differences in such objectives and policies, under "Summary of the Reorganizations" and in the narrative disclosure and accompanying tables under "Comparison of the Portfolios – Comparison of the Investment Objectives and Principal Investment Strategies of the Portfolios." In addition, the

Registrant notes that the Registration Statement briefly discusses and compares the principal risk factors of the Target and Acquiring Portfolios for each Reorganization in the narrative disclosure and accompanying tables under "Comparison of the Portfolios – Comparison of the Principal Risks of the Portfolios." The Registrant respectfully submits that this disclosure is responsive to Items 3(b) and 3(c) of Form N-14, respectively, and therefore declines to further revise the disclosure.

7.Comment: The Staff notes that for certain Reorganizations, the Target Portfolio is larger than the Acquiring Portfolio. Supplementally, please briefly explain the considerations that went into the determination as to which Portfolio would be the survivor in the Reorganizations.

Response: In determining which Portfolio would be the accounting and performance survivor in each Reorganization, the Registrant analyzed the factors set forth by the Staff in the North American Security Trust No-Action Letter (August 5, 1994) (the "NAST Letter"). In accordance with the NAST Letter, for each Reorganization the Registrant compared, among other factors, the applicable Portfolios' investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. For example, it is expected that each Target Portfolio will transition at least some portion of its investment portfolio in connection with the Reorganizations, while no changes are expected in any of the Acquiring Portfolios' investment portfolios as a result of the

Reorganizations. For each Reorganization, this analysis indicated that, in totality, the factors from the NAST Letter support a position that the combined portfolio will more closely resemble the Acquiring Portfolio, and, therefore, the Investment Adviser believes that the Acquiring Portfolio is the appropriate accounting and performance survivor.

Accounting Comments

8.Comment: Under "To Obtain More Information," please update the prospectuses being incorporated by reference to the most recent filings.

Response: The Registrant has updated the date of the prospectuses and SAIs referenced in this section to May 1, 2024.

9.Comment: Under "Information About the Reorganizations – Board Considerations," for all three Reorganizations, please update the bullet that discusses net expense ratios to also discuss gross expenses.

Response: The Registrant has made the requested change.

10.Comment: In cases where a Target Portfolio will be repositioning in anticipation of a

Reorganization, please disclose the percentage of the Portfolio's assets that will be sold that is not attributable to an investment restriction or forced sale.

Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

June 4, 2024

Page | 4

Response: The Registrant has revised the first sentence in the section "Portfolio Transitioning" as follows:

~~Each Target Portfolio will align its~~Approximately 35% to 45% of Strategic Allocation Conservative's assets, 10% to 20% of Solution Moderately Conservative's assets, 25% to 35% of Strategic Allocation Growth's assets, and 70% to 80% of Balanced's assets are expected to be repositioned due to portfolio manager decisions in an effort to align each such Target Portfolio's portfolio holdings with the corresponding Acquiring Portfolio during the two weeks prior to the Reorganization. These are estimates and actual amounts that are transitioned may be a greater or lesser percentage of a Target Portfolio's assets.

11. Comment: Please confirm that the fees presented in the fee tables represent the current fees of each Portfolio in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees for each Target Portfolio and Acquiring Portfolio included in the fee tables are the current fees of each Portfolio in accordance with Item 3 of Form N-

14.Pro forma fees for each Acquiring Portfolio represent estimated fees and expenses after giving effect to the applicable Reorganization.

12. Comment: For all fee tables, consider moving footnote 1, which currently appears in the Acquired Fund Fees and Expenses row, down one line so that it appears in the Total Annual Portfolio Operating Expenses row, to match the Portfolios' prospectuses.

Response: The Registrant has made the requested change.

13.Comment: Please add disclosure to the footnotes to the fee tables explaining that where a Target Fund had previously waived fees in connection with an expense limitation agreement, those fees are not subject to recapture following the applicable Reorganization.

Response: The Registrant has added the following disclosure to the footnotes to the fee tables that describe a Target Fund's expense limitation agreement:

Any amounts previously waived or reimbursed by a Target Fund pursuant to this obligation are not subject to recoupment by the Investment Adviser following the applicable Reorganization.

14.Comment: The Staff notes that each Acquiring Portfolio has previously waived expenses that are eligible for recoupment under the applicable expense limitation agreement. Please confirm supplementally that the amount of fees waived or reimbursed that are subject to possible recoupment are accurately represented in the pro forma column of the fee tables.

Response: The Registrant confirms that all fees and expenses, including fees waived or reimbursed that are subject to possible recoupment, are accurately represented in the pro forma line item of the fee tables.

15.Comment: In the expense examples, please clarify what is meant by the statement that the example "reflects applicable expense limitation agreements and/or waivers in effect, if any, for the one- year period and the first two years of the three-, five-, and ten-year periods." Please confirm all Reorganizations and share classes are using the same time period for the inclusion of expense limits in the expense calculations.

Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

June 4, 2024

Page | 5

Response: The Registrant has revised the expense example section for each Reorganization to clarify that the example reflects applicable expense limitation agreements and/or waivers in effect, if any, for the one-year period and the first year of the three-, five-, and ten-year periods. The Registrant confirms that all Reorganizations and share classes are using the same time period for the inclusion of expense limits in the expense calculations.

16.Comment: In the expense example for the Reorganization of Voya Strategic Allocation Growth Portfolio into Voya Solution Aggressive Portfolio, please confirm that the pro forma expenses for the three-, five-, and ten-year periods for Class I shares of Voya Solution Aggressive Portfolio are correct.

Response: The Registrant has revised the pro forma expenses for the three-, five-, and ten-year periods for Class I shares of Voya Solution Aggressive Portfolio to reflect the costs of $306, $545, and $1,231, respectively.

17. Comment: Please reconcile supplementally the net expense ratios included in the fee tables for all share classes of Voya Solution Moderately Conservative Portfolio and both share classes of Voya Strategic Allocation Growth Portfolio with the amounts in the financial highlights for these Portfolios and share classes included in the financial statements.

Response: The Total Annual Portfolio Operating Expenses after Waivers and Reimbursements (the "net expense ratios") presented in the fee tables for the noted Portfolios are higher than the ratios of expenses to average net assets, net of all reductions/additions shown in the Financial Highlights for such Portfolios because the Financial Highlights do not include Acquired Fund Fees and Expenses. The Registrant further notes that the timing of the calculation of Acquired Fund Fees and Expenses, and the fact that such calculation is based upon expected allocations for the applicable Portfolio, results in an amount of Acquired Fund Fees and Expenses in the fee table that is one basis point higher than such fees and expenses for the applicable Portfolio's prior fiscal year end as shown in the financial highlights.

18. Comment: For each Reorganization, please include in the capitalization table or a footnote thereto the total assets of the Target Portfolio and the corresponding Acquiring Portfolio.

Response: The Registrant has made the requested change.

19. Comment: Please provide an analysis of the factors the Registrant considered in determining which Portfolio should be the survivor in the Reorganization of Voya Strategic Allocation Growth Portfolio ("Strategic Allocation Growth") into Voya Solution Aggressive Portfolio ("Solution Aggressive"), as set forth by the Staff in the NAST Letter.

Response: The NAST Letter sets forth several factors for consideration in determining which fund is the survivor of a reorganization. A discussion of each factor and its applicability to the Reorganization of Strategic Allocation Growth into Solution Aggressive follows below. Based on this analysis, the Investment Adviser believes that Solution Aggressive should be the accounting and performance survivor in the Reorganization.

Portfolio management: Solution Aggressive's investment manager, sub-adviser and portfolio management team would be the investment manager, sub-adviser and portfolio management team of the combined portfolio.

Investment objectives, policies and restrictions: The investment objectives and strategies of Solution Aggressive would survive the Reorganization. In addition, the fundamental investment

Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

June 4, 2024

Page | 6

policies of Solution Aggressive, which are not materially different from those of Strategic Allocation Growth, would survive the Reorganization.

Expense structures and expense ratios: Following the Reorganization, the expense structure of Solution Aggressive would remain in place.

Asset size: While Strategic Allocation Growth is larger than Solution Aggressive, with $137.5 million in assets as of December 31, 2023 compared with $34.8 million in assets for Solution Aggressive as of the same date, neither Portfolio has achieved very significant scale.

Portfolio composition: The portfolio management team of the combined portfolio will manage the combined portfolio in accordance with the same investment approach it has used to manage Solution Aggressive historically. In addition, it is expected that Strategic Allocation Growth will transition approximately 25% to 35% of its investment portfolio in connection with the Reorganization, while no changes are expected in Solution Aggressive's investment portfolios as a result of the Reorganization.

In addition to the above factors, it is worth noting that both Portfolios have ten or more years of operations and historical performance; Strategic Allocation Growth's inception date is July 1995 and Solution Aggressive's inception date is May 2013.

The above analysis indicates that, in totality, the factors from the NAST Letter support a position that the combined portfolio will more closely resemble Solution Aggressive, and, therefore, the Investment Adviser believes that Solution Aggressive is the appropriate accounting and performance survivor. In this regard, the Investment Adviser believes that portfolio management, expected portfolio composition, investment objectives, policies and restrictions, and expense structures and expense ratios following the Reorganization should weigh most heavily in the determination of the accounting survivor. Although the recent relative asset size of the two Portfolios favors Strategic Allocation Growth as the accounting survivor, the Investment Adviser does not consider this factor to be determinative or even more meaningful than the other factors weighed.

Should you have any questions or comments regarding this letter, please contact Angela Gomez at 480-477-2313 or the undersigned at 770-690-5568.

Regards,

/s/ Craig Foster

Craig Foster

Vice President and Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq., Voya Investments, LLC Joanne Osberg, Esq., Voya Investments, LLC Gizachew Wubishet, Esq., Voya Investments, LLC Elizabeth J. Reza, Esq., Ropes & Gray LLP Jessica Reece, Esq., Ropes & Gray LLP Jeremy Smith, Esq., Ropes & Gray LLP